
June 17, 2019

Andrew Wiederhorn
President and Chief Executive Officer
Fat Brands, Inc
9720 Wilshire Blvd., Suite 500
Beverly Hills, CA 90212

> **Re: Fat Brands, Inc**
> **Offering Statement on Form 1-A**
> **Filed June 3, 2019**
> **File No. 024-11012**

Dear Mr. Wiederhorn:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II to Form 1-A

Risk Factors
The provision in our certificate of incorporation, page 24

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware, or if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." However, your disclosure only references the Court of Chancery of the State of Delaware as the exclusive forum for such litigation. Please revise. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note

that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Description of the Securities We are Offering, page 51

2.	We note that the warrant agency agreement filed as Exhibit 3.7 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." Please tell us whether such provision requires investors in this offering to bring any such action, proceeding or claim in such jurisdiction. If so, please disclose such provision in your offering circular, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.

General

3.	We note that you have incorporated certain documents by reference. Please tell us why you have not provided a hyperlink to each incorporated document on EDGAR. In addition, Form 1-A does not provide for incorporation by reference of the financial statements. Please include financial statements satisfying the requirements of Part F/S to Form 1-A in the offering circular. Refer to General Instruction III to Form 1-A and footnote 15 and the accompanying text in Securities Act Release No. 33-10591 (December 19, 2018).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact J. Nolan McWilliams at 202-551-3217 or Laura Nicholson at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure